AMERICAN CONSUMERS, INC.
NET INCOME PER COMMON SHARE

EXHIBIT 11

	THIRTEEN WEEKS ENDED
	August 30, 2008	September 1,2007

Net income (loss) for computing income (loss) per common share	$(2,659)	$48,828

Weighted average number of common shares outstanding during each period	781,779	785,416

Net income (loss) per common share	$(0.003)	$0.062